SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

20549

FORM 11

-K

(Mark One)
☒

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2019
OR
☐

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the transition period from

to

Commission File Number:1-8610

A. Full

title of the plan and the address of the plan, if different

from that of the issuer named below:

AT&T SAVINGS

AND SECURITY PLAN

B. Name of issuer of the securities held

pursuant to the plan and the address of its principal executive office:

AT&T INC.
208 S. Akard, Dallas, Texas

75202

AT&T Savings and Security

Plan

Financial Statements, Supplemental Schedules and Exhibit
Table of

Contents

Page
Report of Independent Registered Public Accounting

Firm

1

Financial Statements:

Statements of Net Assets Available

for Benefits as of December 31, 2019 and 2018

2

Statement of Changes in Net Assets Available

for Benefits for the Year

Ended December 31, 2019

3

Notes to Financial Statements

4

Supplemental Schedules:

Schedule H, Part IV,

Line 4(a) – Schedule of Delinquent Participant Contributions

for the Year

Ended December 31,
2019

11

Schedule H, Part IV,

Line 4(i) – Schedule of Assets (Held at End of Year)

as of December 31, 2019

12

Report of Independent Registered Public Accounting

Firm

Plan Administrator and Plan Participants

AT&T

Savings and Security Plan

Dallas, Texas

Opinion on the Financial Statements
We have audited

the accompanying statements of net assets available for benefits of AT&T

Savings and Security Plan (Plan) as of
December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December

31,
2019,

and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to
above present fairly,

in all material respects, the net assets available for benefits of

AT&T

Savings and Security Plan as of
December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019,

in
conformity with accounting principles generally accepted

in the United States of America.

Basis of Opinion
These financial statements are the responsibility of the

Plan’s management. Our responsibility

is to express an opinion on these
financial statements based on our audits.

We are a public

accounting firm registered with the Public Company Accounting

Oversight Board (United States) (“PCAOB”) and are
required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules

and
regulations of the Securities and Exchange Commission

and the PCAOB.

We conducted

our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits
to obtain reasonable assurance about whether the financial

statements are free of material misstatement, whether due

to error or fraud.
The Plan is not required to have, nor were we engaged

to perform, an audit of its internal control over financial reporting.

As part of
our audits we are required to obtain an understanding of

internal control over financial reporting but not for the

purpose of expressing
an opinion on the effectiveness of the Plan’s

internal control over financial

reporting. Accordingly, we

express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to
error or fraud, and performing procedures that respond

to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Our audits also included evaluating the accounting

principles used
and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We

believe
that our audits provide a reasonable basis for our

opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedules

of delinquent participant contributions for the year

ended December 31,
2019,

and assets (held at end of year) as of December 31, 2019

,

have been subjected to audit procedures performed in conjunction with the audit of the Plan’s

financial statements. The supplemental schedules are the

responsibility of the Plan’s

management. Our
audit procedures included determining whether the

supplemental schedules reconcile to the financial statements or the underlying
accounting and other records, as applicable, and

performing procedures to test the completeness and accuracy

of the information
presented in the supplemental schedules. In forming

our opinion on the supplemental schedules, we evaluated

whether the
supplemental schedules, including their form and

content, are presented in conformity with the Department of Labor’s

Rules and
Regulations for Reporting and Disclosure under the
Employee Retirement Income Security

Act of 1974
. In our opinion, the
supplemental information is fairly stated, in all material

respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served

as the Plan’s auditor since 2018

San Antonio, Texas

June 29, 2020

AT&T Savings and Security

Plan

Statements of Net Assets Available

For Benefits

(Dollars in Thousands)

December 31,

2019

2018

ASSETS

Investments at fair value (See Notes 3 and 4)

$2,145,793 $1,738,502
Fully benefit-responsive investment contracts at contract value

(See Note 4)

315,603

321,379

Notes receivable from participants

91,829

100,110

Receivable for investments sold

46

241

Participant contributions receivable

480

460

Employer contributions receivable

205

209

Dividends and interest receivable

24

42

Total Receivables

92,584

101,062

Non-interest bearing cash

60

-

Total Assets

2,554,040

2,160,943

LIABILITIES

Administrative expenses payable

233

208

Due to broker for securities purchased

110

1,854

Total Liabilities

343

2,062

Net Assets Available

for Benefits

$2,553,697
$2,158,881

See Notes to Financial Statements.

AT&T Savings and Security

Plan

Statement of Changes in Net Assets Available

For Benefits

For the Year

Ended December 31, 2019

(Dollars in Thousands)

Net Assets Available

for Benefits, December 31, 2018

$

2,158,881
Changes in Net Assets:
Contributions:

Participant contributions

71,050
Employer contributions

34,661
Rollover contributions

28,873

134,584
Investment Income:

Net appreciation in fair value of investments

492,131
Dividends

37,236
Interest

8,878

538,245
Interest income on notes receivable from participants

4,861
Distributions

(280,696)
Administrative expenses

(2,178)

Net increase

394,816

Net Assets Available

for Benefits, December 31, 2019

$ 2,553,697

See Notes to Financial Statements.

AT&T Savings and Security

Plan

Notes to Financial Statements
(Dollars in Thousands)
NOTE 1. PLAN DESCRIPTION
The AT&T

Savings and Security Plan (Plan) is a defined contribution

plan originally established by SBC Communications Inc.

(SBC)
to provide a convenient way for eligible employees to

save for retirement on a regular and long-term basis. In

connection with the
November 2005 merger of AT&T

Corp., SBC changed its name to AT&T

Inc. (AT&T

or the Company).

The majority of eligible employees are represented by

the Communications Workers

of America or the International Brotherhood of
Electrical Workers

who are employed by participating companies of AT&T.

The following description of the Plan provides only
general information. The Plan has detailed provisions covering participant eligibility,

participant allotments from pay,

participant
withdrawals, participant loans, employer contributions

and related vesting of contributions and Plan expenses. The Plan text and
prospectus include complete descriptions of these and other

Plan provisions. The Plan is subject to the provisions

of the Employee
Retirement Income Security Act of 1974, as amended

(ERISA).

The Bank of New York

Mellon Corporation (BNY Mellon) serves as the trustee for the

Plan. Fidelity Investments Institutional
Operations Company,

Inc. (Fidelity) serves as record keeper for the Plan.

During 2019 and 2018,

participants could invest their contributions in one or more of seven funds in 1% increments:

• AT&T

Shares Fund
• Global

Equity Fund

• Bond

Fund
• Mid

and Small Cap Stock Fund

• Large

Cap Stock Fund
• International

Stock Fund

• Interest

Income Fund

Participants contribute to the Plan through payroll allotments.

Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan

by matching the
participants’ contributions based on the provisions of

the Plan. Company matching contributions are made solely in the form of shares
of AT&T’s

common stock held in an Employee Stock Ownership Plan (ESOP),

which is part of the AT&T

Shares Fund, within this
Plan. Matching contributions made to the Plan can be

immediately diversified into any of the fund options above.

Dividends on shares in the AT&T

Shares Fund can either be reinvested in the AT&T

Shares Fund on a quarterly basis, or paid into a
short-term interest bearing fund for distribution before

the end of the year. Interest

earned on dividends held in the short-term interest-
bearing fund are used to purchase additional units of

the AT&T

Shares Fund in the participant’s

account. During 2019,

Plan
participants elected to receive $7,359 in dividend distributions.

This amount is included in distributions on the Plan’s

Statement of
Changes in Net Assets Available

for Benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T

shares allocated to their account and is notified by the
Company prior to the time that such rights may be exercised.

Subject to the fiduciary provisions of ERISA, the trustee will not vote
any allocated shares for which instructions have

not been given by a participant. The trustee votes any

unallocated shares in the same
proportion as it votes those shares that were allocated

to the extent the proportionate vote is consistent with the trustee’s fiduciary
obligations under ERISA. Participants have the same

voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do

so, AT&T

has the right under the Plan to discontinue its contributions at any time and to
terminate the Plan subject to the provisions of ERISA and

collective bargaining obligations. In the event that

the Plan is terminated,
subject to the conditions set forth by ERISA, the account

balances of all participants shall be 100% vested.

AT&T Savings and Security

Plan

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Administrative Expenses

The reasonable expenses of plan administration may

be charged to the Plan in accordance with procedures
adopted by the Plan administrator (as defined by the Plan).

Brokerage fees, transfer taxes and other expenses incident

to the purchase
or sale of securities by the Trustee shall be

deemed to be part of the cost of such securities, or deducted in computing the proceeds, as
the case may be. Taxes,

if any, on any assets held or

income received by the Trustee will be charged

appropriately against the accounts
of Plan participants as determined by the Plan administrator.

To the extent

that expenses incident to the administration of the Plan are paid from the Plan, the Plan administrator will determine

which expenses are to be charged to and paid from participant’s individual
accounts, which expenses are to be charged

to and paid from the accounts of all participants (and how

they are to be allocated among
such accounts), and which expenses are to be charged

to and paid from the accounts of one or more identified groups of participants
(and how they are to be allocated among such accounts).

All expenses of administering the Plan that are not charged

to the Plan will
be borne by the Company.

NOTE 2. ACCOUNTING POLICIES
The accompanying financial statements were prepared

in conformity with U.S. generally accepted accounting principles

(GAAP),
which require management to make estimates that affect

the amounts reported in the financial statements and accompanying notes.
Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation

and Income Recognition

Investments are stated at fair value, except those investments that are fully benefit-
responsive investments, which are stated at contract

value. Fair value is the price that would be received to sell an asset or paid to
transfer

a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair
value measurements. Investments in securities traded on

a national securities exchange are valued at the last reported sales price on the
last business day of the year.

If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered
investment companies (i.e., mutual funds) are valued

based on quoted market prices, which represent the net

asset value of shares held
at year-end. Common/collective trust funds are valued

at quoted redemption values that represent the net asset values of units held at
year-end.

Investment contracts held by a defined contribution plan

are required to be reported at contract value. Contract

value is the relevant
measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-
responsive investment contracts because contract value

is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests

in fully benefit-responsive synthetic guaranteed investment

contracts
(Synthetic GICs). The underlying investments of

the Synthetic GICs are comprised of corporate bonds and notes,

registered
investment companies and government securities. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of

the trade date. Dividend income is recognized on the ex-dividend date. Interest
earned on investments is recognized on the accrual basis.

Net appreciation (depreciation) includes the Plan’s

gains and losses on
investments bought and sold as well as held during

the year. Transfers

in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant

unobservable inputs) are recognized on the period ending

date.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid
principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses
has been recorded as of December 31, 2019 or 2018. If

a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant

loan balance is reduced and a distribution is recorded.

AT&T Savings and Security

Plan

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Recent Accounting Standards

In July 2018, the FASB

issued Accounting Standards Update No. 2018

-09 “Codification Improvements” (ASU-2018-09). ASU 2018-
09 requires a plan to evaluate its investments to determine

whether a readily determinable fair value exists or if investments qualify for
the net asset value per share practical expedient and can

be excluded from the fair value hierarchy disclosure. The

new standard is
effective for fiscal years beginning after December

15, 2018.

The Plan has adopted this standard retrospectively.

NOTE 3. FAIR VALUE

MEASUREMENTS

Accounting Standards Codification 820,
Fair Value

Measurement,

establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The

hierarchy gives the
highest priority to unadjusted quoted prices in active

markets for identical assets or liabilities (Level 1 measurements) and the lowest
priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation

methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation

methodology include:

• Quoted

prices for similar assets and liabilities in active markets;

• Quoted

prices for identical or similar assets or liabilities in inactive markets;

• Inputs

other than quoted market prices that are observable for the asset or liability;

• Inputs

that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation

methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s

fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is
significant to the fair value measurement. Valuation

techniques used need to maximize the use of observable inputs and minimize the
use of unobservable inputs.

The valuation methodologies described in Note 2 may produce

a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore,

while Plan management believes its valuation methods are

appropriate and
consistent with other market participants, the use of

different methodologies or assumptions to determine

the fair value of certain
financial instruments could result in a different

fair value measurement at the reporting date. There have been no changes in the
methodologies used at December 31, 2019 and 2018.

AT&T Savings and Security

Plan

Notes to Financial Statements (Continued)
(Dollars in Thousands)
The following table sets forth by level, within the fair

value hierarchy, the

Plan’s investments at fair value

as of December 31, 2019:

Plan Assets at Fair Value as of December 31, 2019

Level 1

Level 2

Level 3

Total

AT&T

common stock

$ 689,722

$ —

$ —

$ 689,722

Mutual funds or exchange-traded funds

19,641

—

—

19,641

Total

assets in fair value hierarchy
$ 709,363
$ —

$ —

$ 709,363

Common/collective trusts measured at net asset
value:

Large cap U.S. stock index fund
1

535,994

Mid and small cap U.S. stock index fund
2

332,164

Bond index fund
3

194,329

International stock index fund
4

208,011

Global equity fund
5

165,932

Total

investments at fair value

$ 2,145,793

1

This category includes a common/collective trust fund

with an objective of providing investment results that approximate the overall performance of the common stocks included

in the Standard and Poor’s Composite Stock Price Index

of 500 stocks (the
“S&P 500

Index”). There are currently no redemption restrictions on this investment.

2

This category includes a common/collective trust fund

with an objective of providing investment results that approximate the overall performance of the common stocks included

in the Dow Jones U.S. Completion Total

Stock Market Index. There are
currently no redemption restrictions on this investment.

3

This category includes a common/collective trust fund

with an objective of providing investment results that approximate the overall performance of the fixed income securities included

in the Barclays U.S. Government/Credit Bond Index.

There are
currently no redemption restrictions on this investment.

4

This category includes a common/collective trust fund

with an objective of providing investment results that approximate the overall performance of the common stocks included

in the MSCI EAFE Index. There are currently no redemption restrictions on
this investment.

5

This fund consists of two common/collective trust funds

with an objective of providing investment returns that approximate an
asset allocation of 75% to the Dow Jones U.S. Total

Stock Market Index and 25% to the Morgan Stanley

Country Index –
Europe, Australasia, Far East (MSCI EAFE) Index.

There are currently no redemption restrictions on these investments.

The following table sets forth by level, within the fair

value hierarchy, the

Plan’s investments at fair value

as of December 31, 2018:

Plan Assets at Fair Value as of December 31, 2018

Level 1

Level 2

Level 3

Total

AT&T

common stock

$ 535,161

$ —

$ —

$ 535,161

Mutual funds or exchange-traded funds

21,629

—

—

21,629

Total

assets in fair value hierarchy
$ 556,790
$ —

$ —

$ 556,790

Common/collective trusts measured at net asset
value:

Large cap U.S. stock index fund
1

433,902

Mid and small cap U.S. stock index fund
2

279,882

Bond index fund
3

160,876

International stock index fund
4

172,834

134,218

Total

investments at fair value

$ 1,738,502

AT&T Savings and Security

Plan

Notes to Financial Statements (Continued)
(Dollars in Thousands)

1

This category includes a common/collective trust fund

with an objective of providing investment results that approximate the overall performance of the common stocks included

in the Standard and Poor’s Composite Stock Price Index

of 500 stocks (the
“S&P 500 Index”). There are currently no redemption restrictions on this investment.

2

This category includes a common/collective trust fund

with an objective of providing investment results that approximate the overall performance of the common stocks included

in the Dow Jones U.S. Completion Total

Stock Market Index. There are
currently no redemption restrictions on this investment.

3

This category includes a common/collective trust fund

with an objective of providing investment results that approximate the overall performance of the fixed income securities included

in the Barclays U.S. Government/Credit Bond Index.

There are
currently no redemption restrictions on this investment.

4

This category includes a common/collective trust fund

with an objective of providing investment results that approximate the overall performance of the common stocks included

in the MSCI EAFE Index. There are currently no redemption restrictions on
this investment.

5

This fund consists of two common/collective trust funds

with an objective of providing investment returns that approximate an
asset allocation of 75% to the Dow Jones U.S. Total

Stock Market Index and 25% to the Morgan Stanley

Country Index –
Europe, Australasia, Far East (MSCI EAFE) Index.

There are currently no redemption restrictions on these investments.

NOTE 4. INVESTMENTS
Fully Benefit-Responsive Investment Contracts
The Interest Income Fund consists of fully benefit-responsive investment contracts with various financial institutions

and insurance
companies that promise to repay principal plus

accrued income at contract maturity,

subject to the creditworthiness of the issuer.
Interest crediting rates are generally established when

the contract is purchased and are periodically reset. The Interest Income

Fund
invests in Synthetic GICs, also referred to as wrapper

contracts. The assets supporting the Synthetic GICs are owned by the Plan and
generally consist of high quality fixed income securities.

A bank or insurance company issues a wrapper contract

that provides preservation of principal, maintains a stable interest rate and
provides daily liquidity at contract value for participant

directed transactions, in accordance with the provisions of

the Plan. Wrapper
contracts

amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the
future interest crediting rate. The issuer of the wrapper

contract provides assurance that the adjustments to the interest crediting rate do
not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest.

In certain circumstances, the amount withdrawn from

the wrapper contract could be payable at fair value rather

than at contract value.
These events include termination of the Plan, a

material adverse change to the provisions of the Plan, if AT&T elects to withdraw
from a wrapper contract in order to switch to a different

investment provider or, in the event of a spin-off

or sale of a division, if the
terms of the successor plan do not meet the contract

issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that
would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s

loss of its qualified status,
un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company

does not
believe any of these events are probable of occurring

in the foreseeable future.

Interest Bearing Cash
At December 31, 2019 and 2018, the Plan held approximately

$1,222 and $1,998,

respectively, of unallocated

interest bearing cash
related to contributions, uncashed checks and fees pending

allocation to participant accounts or clearance through the plan funds.

Investment Risk
Investments held by the Plan are exposed to various risks

such as interest rate, market and credit risks. Due to

the level of risk
associated with certain investments, it is at least reasonably possible that changes in the values of investments could

occur in the near
term and that such changes could materially affect

participants’ account balances and the amounts reported in the statements of net
assets available for benefit. Plan participants’ accounts that are invested in the Company stock fund option are exposed

to market risk
in the event of a significant decline in the value of

AT&T

stock.

AT&T Savings and Security

Plan

Notes to Financial Statements (Continued)
(Dollars in Thousands)
Additionally, the

Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage
obligations and commercial mortgage-backed securities. The value,

liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values,

delinquencies or defaults, or both, and may be adversely

affected by
shifts in the market’s perception

of the issuers and changes in interest rates.

NOTE 5. PARTIES

-IN-INTEREST TRANSACTIONS

Plan assets are invested in AT&T

stock directly.

Because the Company is the plan sponsor,

transactions involving the Company’s
stock qualify as party-in-interest transactions. In addition,

certain investments held by the Plan are managed by BNY Mellon

and
Fidelity as trustee and record keeper,

respectively, as defined

by various agreements. Therefore, these transactions and fees paid to
these entities qualify as parties-in-interest transactions.

All of these transactions are exempt from the prohibited

transaction rules.

The Plan may,

at the discretion of the Plan’s participants

or via the Company match, invest its assets in the Company’s common stock.
The Plan’s AT&T

Shares Fund held 17,648,983 and 18,751,271 shares of the

Company’s common stock as of

December 31, 2019 and
2018, respectively.

Dividends earned by the Plan’s

AT&T

Shares Fund on the Company’s

common stock were $29,746 for the year
ended December 31, 2019.

NOTE 6. TAX STATUS
The Plan has received a determination letter from the

Internal Revenue Service (IRS) dated June 23, 2015, stating

that the Plan is
qualified under Section 401(a) of the Internal Revenue

Code (IRC) and, therefore, the related trust is exempt from taxation.

Once
qualified, the Plan is required to operate in conformity

with the IRC to maintain its qualification. Subsequent to this determination by
the IRS, the Plan was amended. The Plan administrator

has indicated that it will take the necessary steps, if any,

to bring the Plan’s
operations into compliance with the Code.

Accounting principles generally accepted in the United

States require Plan management to evaluate uncertain tax positions taken by
the Plan. The financial statement effects of

a tax position are recognized when the position is more

likely than not, based on the
technical merits, to be sustained upon examination by

the IRS. The Plan administrator has analyzed the tax positions taken by the
Plan, and has concluded that as of December 31, 2019,

there were no uncertain positions taken or expected to

be taken. The Plan has
recognized no interest or penalties related to uncertain

tax positions. The Plan is subject to routine audits by taxing jurisdictions;
however, there are currently no audits

for any tax periods in progress.

NOTE 7. RECONCILIATION

OF FINANCIAL STATEMENTS

TO FORM 5500

The following is a reconciliation of Net Assets Available

for Benefits per the financial statements to the Form

5500 as of
December 31:

2019

2018

Net Assets Available

for Benefits per the financial statements

$ 2,553,697
$ 2,158,881

Distributions payable to participants

(755)

(743)

Net Assets Available

for Benefits per the Form 5500

$ 2,552,942
$ 2,158,138

AT&T Savings and Security

Plan

Notes to Financial Statements (Continued)
(Dollars in Thousands)
Distributions payable to participants are recorded on the

Form 5500 for benefit claims that have been processed and approved for
payment prior to December 31, but not yet paid as of

that date. The following is a reconciliation of distributions to participants per the
financial statements to the Form 5500 for the year ended

December 31, 2019:

2019

Distributions to participants per the financial statements

$ 280,696
Distributions payable to participants at December 31, 2018

(743)
Distributions payable to participants at December 31, 2019

755

Distributions to participants per the Form 5500

$ 280,708

NOTE 8. SUBSEQUENT EVENTS

In March 2020, the COVID-19 outbreak was declared a

pandemic by the World

Health Organization. The COVID-19 pandemic

has
led to extreme volatility in financial markets and

has affected, and may continue to affect,

the market price of AT&T

’s common stock
and other Plan assets. While the potential economic

impact brought by, and the

duration of, COVID-19 may be difficult to assess or
predict, a widespread pandemic could result in significant

disruption of global financial markets. The extent to which

COVID-19
impacts the financial markets will depend on future

developments that are highly uncertain and cannot be predicted.
The Coronavirus Aid Relief, and Economic Security Act (CARES Act)

was passed by the U.S. Senate on March 26,

2020. Section
2202 of the CARES Act permits eligible Plan participants to

request penalty-free distributions of up to $100,000

for qualifying
coronavirus-related reasons. These reasons include adverse

financial consequences due to being quarantined, furloughed, laid off,
having work hours reduced or being unable to work

due to a lack of childcare due to COVID-19. Plan Management

is in the process
of reviewing the CARES Act and any resulting changes

to the Plan.

AT&T SAVINGS

AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, PART

IV,

LINE 4(a) - SCHEDULE OF DELINQUENT PARTICIPANT

CONTRIBUTIONS

December 31, 2019
(Dollars in Thousands)

Participant Contributions
Transferred Late to the Plan

Total That Constitute Nonexempt Prohibited Transactions

$6
Check Here if Late Participant
Loan Repayments are included:

Contributions
Not Corrected

Contributions
Corrected
Outside
VCFP

Contributions
Pending
Correction
in VCFP

Total Fully
Corrected Under
VCFP and PTE
2002-51

$ —

$ 6

$ —

N/A

AT&T SAVINGS

AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT

END OF YEAR)

December 31, 2019
(Dollars in Thousands)

Identity of Issue Description of Investment

Current Value

AT&T Shares

Fund
* AT&T

COMMON SHARES
17,648,983 SHARES
$

689,722

* DREYFUS GOVERNMENT CASH MANAGEMENT
FUND
REGISTERED INVESTMENT
COMPANY:

6,557,072 UNITS

6,557

TOTAL

SHARES FUND

696,279

Bond Fund
* BLACKROCK GOVERNMENT/CREDIT BOND
INDEX FUND F
COMMON/COLLECTIVE TRUST
FUND: 6,098,493 UNITS

194,329

Large Cap Stock Fund
* BLACKROCK EQUITY INDEX FUND F
COMMON/COLLECTIVE TRUST
FUND: 8,525,891 UNITS

535,994

Interest Income Fund
ABN AMRO BANK NV 144A 3.400% 08/27/2021 DD 08/28/18

996

AFRICAN DEVELOPMENT BANK 2.625% 03/22/2021 DD 03/22/18

1,517

ALLSTATE

CORP/THE
VAR

RT

03/29/2023 DD 03/29/18

802

ALLY

MASTER OWNER TRUST 1 A2
2.700% 01/17/2023 DD 02/14/18

1,913

AMERICAN EXPRESS CO 3.375% 05/17/2021 DD 05/17/18

408

AMERICAN EXPRESS CO 3.700% 08/03/2023 DD 08/03/18

289

AMERICAN EXPRESS CO
VAR

RT

08/03/2023 DD 08/03/18

202

ARCHER-DANIELS-MIDLAND CO 3.375% 03/15/2022 DD 12/03/18

206

BMW US CAPITAL

LLC 144A
3.100% 04/12/2021 DD 04/12/18

431

BPCE SA 2.750% 12/02/2021 DD 12/02/16

370

BANCO SANTANDER

SA
3.848% 04/12/2023 DD 04/12/18

209

BANCO SANTANDER

SA
VAR

RT

04/12/2023 DD 04/12/18

201

BANCO SANTANDER

SA
2.706% 06/27/2024 DD 06/27/19

406

BANK OF AMERICA NA
VAR

RT

01/25/2023 DD 01/25/19

591

BANK OF AMERICA CORP
VAR

RT

05/17/2022 DD 05/17/18

255

BANK OF MONTREAL 2.050% 11/01/2022 DD 10/21/19

427

* BANK OF NEW YORK MELLON CORP/T 3.500% 04/28/2023 DD 04/30/18

420

* BANK OF NEW YORK MELLON CORP/T 3.450% 08/11/2023 DD 08/13/18

815

* BANK OF NEW YORK MELLON CORP/T 1.950% 08/23/2022 DD 08/23/19

451

BANQUE FEDERATIVE

DU CRED 144A
2.700% 07/20/2022 DD 07/20/17

538

BANQUE FEDERATIVE

DU CRED 144A
3.750% 07/20/2023 DD 07/20/18

420

BNP PARIBAS

SA 144A
2.950% 05/23/2022 DD 05/23/17

714

BOEING CO/THE 2.800% 03/01/2024 DD 02/15/19

742

BRISTOL-MYERS SQUIBB CO 144A 2.550% 05/14/2021 DD 05/16/19

480

BRISTOL-MYERS SQUIBB CO 144A 2.600% 05/16/2022 DD 05/16/19

534

BRISTOL-MYERS SQUIBB CO 144A 2.900% 07/26/2024 DD 05/16/19

516

CIFC FUNDING 2018-II 3A A 144A
VAR

RT

07/18/2031 DD 07/20/18

1,048

AT&T SAVINGS

AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT

END OF YEAR) (Continued)
December 31, 2019
(Dollars in Thousands)
Identity of Issue Description of Investment

Current Value

CAPITAL ONE MULTI

-ASSET A5 A5
1.660% 06/17/2024 DD 08/25/16

1,146
CAPITAL ONE MULTI

-ASSET A2 A2
1.720% 08/15/2024 DD 09/05/19

726

CARGILL INC 144A 3.250% 03/01/2023 DD 03/01/18

181

CARGILL INC 144A 3.050% 04/19/2021 DD 04/19/18

736

CENTERPOINT ENERGY HOUSTON ELE 1.850% 06/01/2021 DD 05/18/16

275

CITIBANK CREDIT CARD ISS A3 A3 1.920% 04/07/2022 DD 04/11/17

1,500

CITIGROUP INC
VAR

RT

11/04/2022 DD 11/04/19

1,229

CITIBANK NA 3.650% 01/23/2024 DD 01/23/19

423

COMCAST CORP 3.450% 10/01/2021 DD 10/05/18

540

COMCAST CORP 3.700% 04/15/2024 DD 10/05/18

293

COMCAST CORP
VAR

RT

10/01/2021 DD 10/05/18

528

COMERICA BANK 2.500% 07/23/2024 DD 07/23/19

253

CONSUMERS ENERGY CO 3.375% 08/15/2023 DD 08/09/13

653

WALT

DISNEY CO/THE
1.650% 09/01/2022 DD 09/06/19

599

DUKE ENERGY PROGRESS LLC 3.375% 09/01/2023 DD 08/09/18

522

ESTEE LAUDER COS INC/THE 2.000% 12/01/2024 DD 11/21/19

401

EXXON MOBIL CORP 2.019% 08/16/2024 DD 08/16/19

1,129

FHLMC

POOL #A6-4440
6.000% 08/01/2037 DD 08/01/07

2

FHLMC

POOL #A6-3809
6.000% 08/01/2037 DD 07/01/07

4

FHLMC

POOL #A6-4100
6.000% 08/01/2037 DD 08/01/07

1

FHLMC

POOL #A6-4142
6.000% 08/01/2037 DD 08/01/07

1

FHLMC

POOL #A6-5310
6.000% 09/01/2037 DD 09/01/07

1

FHLMC

POOL #A6-5518
6.000% 09/01/2037 DD 09/01/07

2

FHLMC

POOL #A6-5651
6.000% 09/01/2037 DD 09/01/07

1

FHLMC

POOL #A6-5652
6.000% 09/01/2037 DD 09/01/07

2

FHLMC

POOL #A6-7052
6.000% 10/01/2037 DD 10/01/07

1

FHLMC

POOL #A6-7449
6.000% 11/01/2037 DD 10/01/07

1

FHLMC

POOL #A6-8998
6.000% 11/01/2037 DD 11/01/07

3

FHLMC

POOL #A6-9830
6.000% 12/01/2037 DD 12/01/07

2

FHLMC

POOL #A6-9265
6.000% 12/01/2037 DD 12/01/07

1

FHLMC

POOL #A6-9303
6.000% 11/01/2037 DD 11/01/07

1

FHLMC

POOL #A6-9654
6.000% 12/01/2037 DD 12/01/07

5

FHLMC

POOL #A7-6056
6.000% 04/01/2038 DD 04/01/08

1

FHLMC

POOL #A7-6472
6.000% 04/01/2038 DD 04/01/08

1

FHLMC

POOL #A7-6476
6.000% 04/01/2038 DD 04/01/08

2

FHLMC

POOL #A7-7211
6.000% 05/01/2038 DD 05/01/08

3

FHLMC

POOL #A7-7766
6.000% 06/01/2038 DD 05/01/08

1

FHLMC

POOL #A7-8625
6.000% 06/01/2038 DD 06/01/08

1

FHLMC

POOL #2B-0069
VAR

RT

12/01/2041 DD 12/01/11

56

FHLMC

POOL #G0-3297
6.000% 09/01/2037 DD 09/01/07

1

FHLMC

POOL #G0-4170
6.000% 04/01/2038 DD 04/01/08

2

FHLMC

POOL #G0-3330
6.000% 09/01/2037 DD 09/01/07

2

FHLMC

POOL #G0-3349
6.000% 10/01/2037 DD 09/01/07

2

FHLMC

POOL #G0-3504
6.000% 11/01/2037 DD 10/01/07
1

AT&T SAVINGS

AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT

END OF YEAR) (Continued)
December 31, 2019
(Dollars in Thousands)
Identity of Issue Description of Investment

Current Value

FHLMC

POOL #G0-3551
6.000% 11/01/2037 DD 11/01/07

12

FHLMC

POOL #G0-3581
6.000% 11/01/2037 DD 11/01/07

5

FHLMC

POOL #G0-3616
6.000% 12/01/2037 DD 11/01/07

5

FHLMC

POOL #G0-3646
6.000% 01/01/2038 DD 12/01/07

3

FHLMC

POOL #G0-3698
6.000% 12/01/2037 DD 12/01/07

3

FHLMC

POOL #G0-3721
6.000% 12/01/2037 DD 12/01/07

2

FHLMC

POOL #G0-3776
6.000% 01/01/2038 DD 01/01/08

5

FHLMC

POOL #G0-3781
6.000% 01/01/2038 DD 01/01/08

7

FHLMC

POOL #G0-3819
6.000% 01/01/2038 DD 01/01/08

1

FHLMC

POOL #G0-3926
6.000% 02/01/2038 DD 02/01/08

1

FHLMC

POOL #G0-3941
6.000% 02/01/2038 DD 02/01/08

5

FHLMC

POOL #G0-4230
6.000% 04/01/2038 DD 04/01/08

2

FHLMC

POOL #G0-4301
6.000% 03/01/2038 DD 05/01/08

1

FHLMC

POOL #G0-4411
6.000% 06/01/2038 DD 06/01/08

5

FHLMC

POOL #G0-4576
6.000% 09/01/2038 DD 08/01/08

8

FHLMC

POOL #G0-4607
6.000% 09/01/2038 DD 08/01/08

3

FHLMC

POOL #G0-4645
6.000% 07/01/2038 DD 08/01/08

5

FHLMC

POOL #G0-4713
6.000% 10/01/2038 DD 09/01/08

4

FHLMC

POOL #G0-4757
6.000% 08/01/2038 DD 10/01/08

1

FHLMC

POOL #G0-4765
6.000% 09/01/2038 DD 09/01/08

6

FHLMC

POOL #G0-5940
6.000% 04/01/2040 DD 07/01/10

1

FHLMC

POOL #G0-5369
6.000% 03/01/2039 DD 03/01/09

2

FHLMC

POOL #G0-6789
6.000% 05/01/2040 DD 10/01/11

4

FHLMC

POOL #G0-6066
6.000% 05/01/2040 DD 10/01/10

6

FHLMC

POOL #G0-6249
6.000% 05/01/2040 DD 02/01/11

2

FHLMC

POOL #G0-6232
6.000% 05/01/2040 DD 01/01/11

1

FHLMC

POOL #G0-6954
6.000% 05/01/2040 DD 04/01/12

5

FHLMC

POOL #G0-7222
6.000% 04/01/2040 DD 11/01/12

6

FHLMC

POOL #A8-1068
6.000% 08/01/2038 DD 08/01/08

2

FHLMC

POOL #A8-1660
6.000% 09/01/2038 DD 09/01/08

1

FHLMC

POOL #A8-2474
6.000% 10/01/2038 DD 10/01/08

1

FHLMC

POOL #C0-3475
6.000% 04/01/2040 DD 04/01/10

3

FHLMC

POOL #C0-3325
6.000% 02/01/2039 DD 02/01/09

1

FHLMC

POOL #A8-5741
6.000% 04/01/2039 DD 04/01/09

1

FHLMC

POOL #78-8657
VAR

RT

09/01/2031 DD 09/01/01

8

FHLMC

POOL #84-9008
VAR

RT

06/01/2042 DD 03/01/13

68

FHLMC

POOL #84-9539
VAR

RT

11/01/2044 DD 12/01/14

69

FHLMC

POOL #84-9727
VAR

RT

05/01/2045 DD 05/01/15

501

FHLMC

POOL #2B-6264
VAR

RT

06/01/2047 DD 06/01/17

387

FHLMC

POOL #V8-0804
6.000% 01/01/2039 DD 11/01/13

9

FNMA GTD REMIC P/T 12-117

DC
3.000% 01/25/2038 DD 09/01/12

352

FNMA GTD REMIC P/T 12-118

VA
3.000% 05/25/2022 DD 10/01/12

300

FNMA GTD REMIC P/T 13-13 MA 4.000% 01/25/2043 DD 02/01/13

306

AT&T SAVINGS

AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT

END OF YEAR) (Continued)
December 31, 2019
(Dollars in Thousands)
Identity of Issue Description of Investment

Current Value

FNMA GTD REMIC P/T 2013-83 A 3.500% 09/25/2039 DD 07/01/13

158

FNMA GTD REMIC P/T 15-92 PA 2.500% 12/25/2041 DD 11/01/15

167

FNMA GTD REMIC P/T 16-11

GA
2.500% 03/25/2046 DD 02/01/16

850

FNMA GTD REMIC P/T 16-43 MA 3.000% 10/25/2045 DD 06/01/16

539

FNMA GTD REMIC P/T 17-86 PA 3.000% 06/25/2045 DD 10/01/17

1,315

FHLMC MULTICLASS

MTG 3895 AM
5.000% 08/15/2039 DD 07/01/11

58

FHLMC MULTICLASS

MTG 3896 PA
4.000% 03/15/2040 DD 07/01/11

165

FHLMC MULTICLASS

MTG 4189 PA
3.500% 11/15/2042 DD 04/01/13

185

FHLMC MULTICLASS

MTG K716 A2
3.130% 06/25/2021 DD 09/01/14

2,051

FHLMC MULTICLASS

MTG K717 A2
2.991% 09/25/2021 DD 12/01/14

2,364

FHLMC MULTICLASS

MTG K504 A2
VAR

RT

09/25/2020 DD 01/01/16

283

FHLMC MULTICLASS

MTG 4585 DA
3.000% 06/15/2045 DD 05/01/16

550

FHLMC MULTICLASS

MTG 4594 PA
3.000% 11/15/2044 DD 06/01/16

572

FHLMC MULTICLASS

MTG 4604 HA
2.500% 05/15/2045 DD 08/01/16

396

FNMA

POOL #0555678
5.000% 08/01/2033 DD 07/01/03

707

FNMA

POOL #0AK5677
VAR

RT

02/01/2042 DD 02/01/12

36

FNMA

POOL #0AL1674
VAR

RT

05/01/2042 DD 05/01/12

38

FNMA

POOL #0AL2492
VAR

RT

10/01/2042 DD 09/01/12

145

FNMA GTD REMIC P/T 02-W2 AF6 STEP 05/25/2032 DD 03/01/02

3

FNMA GTD REMIC P/T 02-W11 AF6
VAR

RT

11/25/2032 DD 09/01/02

5

FNMA GTD REMIC P/T 03-W10 2A
VAR

RT 06/25/2043

DD 06/01/03

115

FNMA GTD REMIC P/T 04-T4 A9
VAR

RT

08/25/2034 DD 07/01/04

32

FNMA

POOL #0686026
VAR

RT

04/01/2033 DD 04/01/03

58

FNMA

POOL #0725228
6.000% 03/01/2034 DD 02/01/04

465

FNMA

POOL #0735676
5.000% 07/01/2035 DD 06/01/05

226

FNMA

POOL #0756359
VAR

RT

12/01/2033 DD 12/01/03

72

FNMA

POOL #0BF0198
4.000% 11/01/2040 DD 01/01/18

674

FNMA

POOL #0BM1523
VAR

RT

07/01/2047 DD 07/01/17

669

FNMA

POOL #0AB0130
5.000% 05/01/2038 DD 05/01/09

63

FORD CREDIT FLOORPLAN MAS 1 A1 2.070% 05/15/2022 DD 05/30/17

1,150

FORD CREDIT AUTO OWNE 2 A 144A 2.030% 12/15/2027 DD 06/28/16

570

GCO EDUCATION

LOAN 1A A6L 144A
VAR

RT

11/25/2026 DD 03/06/07

393

GENERAL DYNAMICS CORP 3.375% 05/15/2023 DD 05/11/18

418

GNMA GTD REMIC P/T 12-43 AJ 3.000% 05/20/2038 DD 04/01/12

12

HSBC HOLDINGS PLC
VAR

RT

05/18/2021 DD 05/18/18

876

HERSHEY CO/THE 2.050% 11/15/2024 DD 10/31/19

401

ING GROEP NV 4.100% 10/02/2023 DD 10/02/18

399

INTERCONTINENTAL

EXCHANGE INC
3.450% 09/21/2023 DD 08/13/18

367

INTERNATIONAL

BANK FOR RECONST
1.625% 09/04/2020 DD 08/29/17

2,758

JPMORGAN CHASE & CO 2.295% 08/15/2021 DD 08/08/16

1,614

JPMORGAN CHASE & CO
VAR

RT

06/01/2021 DD 06/01/17

1,537

JPMORGAN CHASE & CO
VAR

RT

04/23/2024 DD 04/23/18

547

KREDITANSTALT

FUER WIEDERAUFBA
1.875% 12/15/2020 DD 11/15/17

2,103

AT&T SAVINGS

AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT

END OF YEAR) (Continued)
December 31, 2019
(Dollars in Thousands)
Identity of Issue Description of Investment

Current Value

LLOYDS BANK PLC 3.300% 05/07/2021 DD 05/08/18

330

LLOYDS BANK PLC
VAR

RT

05/07/2021 DD 05/08/18

326

MACQUARIE BANK LTD

144A
2.100% 10/17/2022 DD 10/17/19

150

METROPOLITAN LIFE

GLOBAL 144A
3.450% 10/09/2021 DD 10/09/18

385

METROPOLITAN LIFE

GLOBAL 144A
3.375% 01/11/2022 DD 01/11/19

283

METROPOLITAN LIFE

GLOBAL 144A
3.600% 01/11/2024 DD 01/11/19

503

METROPOLITAN LIFE

GLOBAL 144A
2.400% 06/17/2022 DD 06/17/19

152

MITSUBISHI UFJ FINANCIAL GROUP 2.801% 07/18/2024 DD 07/18/19

1,173

MIZUHO FINANCIAL GROUP INC 2.601% 09/11/2022 DD 09/11/17

745

MORGAN STANLEY

BANK OF C13 A2
2.936% 11/15/2046 DD 12/01/13

5

NCUA GUARANTEED NOTES TR R2 2A
VAR

RT

11/05/2020 DD 11/17/10

532

NCUA GUARANTEED NOTES TR R1 1A
VAR

RT

10/07/2020 DD 10/27/10

177

NASSAU 2018-II LTD

IIA A 144A
VAR

RT

10/15/2031 DD 11/20/18

449

NESTLE HOLDINGS INC 144A 3.350% 09/24/2023 DD 09/24/18

1,098

NEW YORK LIFE GLOBAL FUND 144A 2.250% 07/12/2022 DD 07/12/19

1,212

NISSAN MASTER OWNER TRUST C A
VAR

RT

10/17/2022 DD 11/13/17

841

NORDIC INVESTMENT BANK 1.625% 11/20/2020 DD 09/20/17

2,157

ORIX CORP 2.900% 07/18/2022 DD 07/18/17

612

PNC FINANCIAL SERVICES

GROUP I
3.500% 01/23/2024 DD 01/23/19

922

PFIZER INC 3.200% 09/15/2023 DD 09/07/18

1,643

PUBLIC STORAGE 2.370% 09/15/2022 DD 09/18/17

207

SLM STUDENT LOAN TRUST 20 1 A5
VAR

RT

01/26/2026 DD 01/25/07

517

SLC STUDENT LOAN TRUST 201 1 A
VAR

RT

11/25/2042 DD 07/06/10

95

SMBC AVIATION

CAPITAL

FIN 144A
3.550% 04/15/2024 DD 04/15/19

623

SCHLUMBERGER FINANCE CANA 144A 2.650% 11/20/2022 DD 11/20/17

580

CHARLES SCHWAB

CORP/THE
2.650% 01/25/2023 DD 12/07/17

1,336

SEVEN & I HOLDINGS CO LTD

144A
3.350% 09/17/2021 DD 09/19/18

791

SIEMENS FINANCIERINGSMAAT

144A
1.700% 09/15/2021 DD 09/15/16

250

SOUND POINT CLO V-R

1RA A 144A
VAR

RT

07/18/2031 DD 07/18/18

600

SOUND POINT CLO XX 3A A1A 144A
VAR

RT

10/26/2031 DD 10/10/18

550

STANDARD CHARTERED

PLC 144A
VAR

RT

01/20/2023 DD 10/04/18

336

SUMITOMO MITSUI FINANCIAL GROU 2.784% 07/12/2022 DD 07/12/17

987

SUMITOMO MITSUI FINANCIAL GROU 2.696% 07/16/2024 DD 07/16/19

812

TOTAL

CAPITAL INTERNATIONAL

SA
2.434% 01/10/2025 DD 07/10/19

456

US BANCORP 3.375% 02/05/2024 DD 02/04/19

1,759

U S TREASURY NOTE 1.875% 07/31/2022 DD 07/31/17

4,401

U S TREASURY NOTE 2.375% 01/31/2023 DD 01/31/18

10,585

U S TREASURY NOTE 2.750% 02/15/2028 DD 02/15/18

2,729

U S TREASURY NOTE 2.500% 03/31/2023 DD 03/31/18

2,775

U S TREASURY NOTE 2.875% 05/31/2025 DD 05/31/18

9,269

U S TREASURY NOTE 2.625% 06/30/2023 DD 06/30/18

1,654

U S TREASURY NOTE 2.875% 11/30/2023 DD 11/30/18

5,167

U S TREASURY NOTE 2.625% 12/31/2025 DD 12/31/18

2,832

AT&T SAVINGS

AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT

END OF YEAR) (Continued)
December 31, 2019
(Dollars in Thousands)
Identity of Issue Description of Investment

Current Value

U S TREASURY NOTE 1.625% 05/15/2026 DD 05/15/16

346

US TREAS-CPI INFLAT 0.125% 07/15/2022 DD 07/15/12

2,382

U S TREASURY NOTE 1.875% 01/31/2022 DD 01/31/17

18,920

U S TREASURY NOTE 1.750% 05/31/2022 DD 05/31/17

5,511

UNITEDHEALTH

GROUP INC
2.375% 10/15/2022 DD 10/25/17

208

UTAH STATE

BOARD OF REGEN 1 A2
VAR

RT

05/01/2029 DD 09/28/11

88

UTAH ST BRD OF

RGTS STUDENT LO
VAR

RT

05/01/2035 DD 09/28/11

348

WELLS FARGO BANK

NA
3.550% 08/14/2023 DD 08/14/18

445

WELLS FARGO & CO 2.625% 07/22/2022 DD 07/24/17

1,076

WELLS FARGO & CO 3.750% 01/24/2024 DD 01/24/19

396

WESTPAC

BANKING CORP
2.500% 06/28/2022 DD 06/28/17

1,047

WISCONSIN ELECTRIC POWER CO 2.050% 12/15/2024 DD 12/10/19

300

AFRICAN DEVELOPMENT BANK 2.310% 07/14/2021

3,014

ALLY

MASTER OWNER TRUST 1 A2
2.700% 01/17/2023 DD 02/14/18

1,913

AMAZON.COM INC 2.800% 08/22/2024 DD 02/22/18

828

AMAZON.COM INC 3.150% 08/22/2027 DD 02/22/18

715

AMERICAN EXPRESS CO 4.200% 11/06/2025 DD 11/06/18

441

APPLE INC 2.450% 08/04/2026 DD 08/04/16

913

ARIZONA PUBLIC SERVICE

CO
2.950% 09/15/2027 DD 09/11/17

190

AUTOMATIC

DATA

PROCESSING INC
3.375% 09/15/2025 DD 09/15/15

101

BAKER HUGHES A GE CO LLC / BAK 3.337% 12/15/2027 DD 12/11/17

324

BANCO SANTANDER

SA
VAR

RT

04/12/2023 DD 04/12/18

403

BANK OF AMERICA CORP 3.248% 10/21/2027 DD 10/21/16

417

BANK OF AMERICA CORP
VAR

RT

07/21/2023 DD 07/21/17

406

BANK OF AMERICA CORP
VAR

RT

07/23/2024 DD 07/23/18

789

BANK OF AMERICA CORP
VAR

RT

07/23/2029 DD 07/23/18

250

BANK 2019-BNK21 BN21 A5 2.851% 10/17/2052 DD 10/01/19

762

TRUIST BANK 3.625% 09/16/2025 DD 09/16/15

820

BNP PARIBAS

SA 144A
3.500% 03/01/2023 DD 03/01/18

595

BOEING CO/THE 2.600% 10/30/2025 DD 10/29/15

253

BOEING CO/THE 3.450% 11/01/2028 DD 10/31/18

159

BP CAPITAL MARKETS

AMERICA INC
4.234% 11/06/2028 DD 11/06/18

198

BP CAPITAL MARKETS

AMERICA INC
3.224% 04/14/2024 DD 10/14/18

78

BRAZOS HIGHER EDUCATION

2 A12
VAR

RT

03/27/2023 DD 06/23/05

126

BURLINGTON NORTHERN

SANTA FE L
3.000% 04/01/2025 DD 03/09/15

416

CIFC FUNDING 2018-II 3A A 144A
VAR

RT

07/18/2031 DD 07/20/18

1,048

CENTERPOINT ENERGY TRANSI 1 A3 3.028% 10/15/2025 DD 01/19/12

813

CITIGROUP INC 3.750% 06/16/2024 DD 06/16/14

425

CITIGROUP INC 3.400% 05/01/2026 DD 05/02/16

841

CITIGROUP INC
VAR

RT

11/05/2030 DD 11/05/19

203

COMCAST CORP 3.300% 02/01/2027 DD 01/10/17

29

COMCAST CORP 3.150% 02/15/2028 DD 08/07/17

52

COMCAST CORP 3.700% 04/15/2024 DD 10/05/18

373

AT&T SAVINGS

AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT

END OF YEAR) (Continued)
December 31, 2019
(Dollars in Thousands)
Identity of Issue Description of Investment

Current Value

COMCAST CORP 3.950% 10/15/2025 DD 10/05/18

218

COMCAST CORP 4.150% 10/15/2028 DD 10/05/18

422

COMCAST CORP 2.650% 02/01/2030 DD 11/05/19

402

COMERICA BANK 2.500% 07/23/2024 DD 07/23/19

329

CONSUMERS ENERGY CO 3.375% 08/15/2023 DD 08/09/13

627

COOPERATIEVE

RABOBANK UA/NY
3.375% 05/21/2025 DD 05/21/15

424

CREDIT SUISSE AG/NEW YORK NY 3.625% 09/09/2024 DD 09/09/14

851

CREDIT SUISSE AG/NEW YORK NY 2.100% 11/12/2021 DD 11/12/19

502

DUKE ENERGY CAROLINAS LLC 3.950% 11/15/2028 DD 11/08/18

222

ESTEE LAUDER COS INC/THE 2.000% 12/01/2024 DD 11/21/19

376

FHLMC

POOL #1B-1438
VAR

RT

01/01/2034 DD 01/01/04

35

FHLMC

POOL #G1-4183
5.000% 07/01/2025 DD 06/01/11

33

FHLMC

POOL #G0-8805
4.000% 02/01/2048 DD 02/01/18

919

FHLMC

POOL #G0-8079
5.000% 09/01/2035 DD 09/01/05

202

FHLMC

POOL #ZM-6968
4.000% 06/01/2048 DD 10/01/18

365

FHLMC

POOL #ZT-1703
4.000% 01/01/2049 DD 01/01/19

998

FHLMC

POOL #SD-0093
5.000% 10/01/2049 DD 09/01/19

6,815

FHLMC

POOL #SD-8023
2.500% 11/01/2049 DD 10/01/19

2,967

FHLMC

POOL #SD-8029
2.500% 12/01/2049 DD 11/01/19

1,978

FHLMC

POOL #SD-8030
3.000% 12/01/2049 DD 11/01/19

15,220

FHLMC

POOL #SD-8037
2.500% 01/01/2050 DD 12/01/19

1,978

FHLMC

POOL #Q0-4439
3.500% 11/01/2041 DD 10/01/11

55

FHLMC

POOL #U9-0065
3.500% 08/01/2042 DD 08/01/12

218

FHLMC

POOL #U9-5026
3.500% 07/01/2042 DD 07/01/12

184

FHLMC

POOL #G6-7700
3.500% 08/01/2046 DD 08/01/16

1,638

FHLMC

POOL #G6-7713
4.000% 06/01/2048 DD 05/01/18

2,458

FHLMC

POOL #Q5-9126
4.000% 10/01/2048 DD 10/01/18

399

FEDERAL FARM CR

BK CONS BD
5.270% 05/01/2029 DD 05/02/08

481

FHLMC

POOL #1B-0118
VAR

RT

08/01/2031 DD 08/01/01

6

FEDERAL FARM CR

BK CONS BD
3.430% 12/06/2028 DD 12/06/18

1,668

FEDERAL FARM CR

BK CONS BD
3.290% 01/25/2030 DD 01/25/19

670

FEDERAL NATL

MTG ASSN
1.875% 09/24/2026 DD 09/27/16

1,407

FNMA GTD REMIC P/T 12-M9 A2 2.482% 04/25/2022 DD 08/01/12

88

FNMA GTD REMIC P/T 13-13 MA 4.000% 01/25/2043 DD 02/01/13

233

FNMA GTD REMIC P/T 2013-83 A 3.500% 09/25/2039 DD 07/01/13

127

FNMA GTD REMIC P/T 15-92 PA 2.500% 12/25/2041 DD 11/01/15

182

FNMA GTD REMIC P/T 16-43 MA 3.000% 10/25/2045 DD 06/01/16

728

FEDERAL REALTY

INVESTMENT TRUS
2.550% 01/15/2021 DD 09/28/15

166

FHLMC MULTICLASS

MTG 3895 AM
5.000% 08/15/2039 DD 07/01/11

37

FHLMC MULTICLASS

MTG 3896 PA
4.000% 03/15/2040 DD 07/01/11

133

FHLMC MULTICLASS

MTG 4016 KV
4.000% 02/15/2025 DD 03/01/12

522

FHLMC MULTICLASS

CTF K715 A2
2.856% 01/25/2021 DD 05/01/14

1,863

FHLMC MULTICLASS

MTG 4570 PA
3.000% 03/15/2044 DD 04/01/16

575

AT&T SAVINGS

AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT

END OF YEAR) (Continued)
December 31, 2019
(Dollars in Thousands)
Identity of Issue Description of Investment

Current Value

FHLMC MULTICLASS

MTG 4585 DA
3.000% 06/15/2045 DD 05/01/16

881

FHLMC MULTICLASS

MTG 4594 PA
3.000% 11/15/2044 DD 06/01/16

634

FHLMC MULTICLASS

MTG 4604 HA
2.500% 05/15/2045 DD 08/01/16

441

FNMA

POOL #0AI8618
4.000% 12/01/2041 DD 12/01/11

380

FNMA

POOL #0AJ3107
4.000% 01/01/2042 DD 01/01/12

278

FNMA

POOL #0AJ4050
4.000% 10/01/2041 DD 10/01/11

343

FNMA

POOL #0AL7232
3.500% 09/01/2045 DD 08/01/15

435

FNMA

POOL #0AL7495
3.500% 10/01/2045 DD 10/01/15

298

FNMA

POOL #0AL7910
3.500% 02/01/2045 DD 12/01/15

740

FNMA

POOL #0AL7951
3.500% 01/01/2046 DD 01/01/16

279

FNMA

POOL #0AQ0817
3.500% 12/01/2042 DD 12/01/12

1,238

FNMA

POOL #0AR8305
3.500% 05/01/2043 DD 05/01/13

1,814

FNMA

POOL #0AS6188
3.500% 11/01/2045 DD 10/01/15

579

FNMA

POOL #0AT8390
3.500% 06/01/2043 DD 06/01/13

1,291

FNMA

POOL #0AX3358
3.500% 11/01/2045 DD 11/01/15

12

FNMA

POOL #0AX6373
3.500% 02/01/2045 DD 02/01/15

8

FNMA

POOL #0AX7714
3.500% 02/01/2045 DD 02/01/15

16

FNMA

POOL #0AY2930
3.500% 04/01/2045 DD 04/01/15

7

FNMA

POOL #0AY4450
3.500% 02/01/2045 DD 02/01/15

16

FNMA

POOL #0AY4203
3.500% 05/01/2045 DD 05/01/15

66

FNMA

POOL #0AY4781
3.500% 03/01/2045 DD 03/01/15

11

FNMA

POOL #0AY6303
3.500% 02/01/2045 DD 03/01/15

51

FNMA

POOL #0AZ0054
3.500% 07/01/2045 DD 07/01/15

7

FNMA

POOL #0AZ1223
3.500% 06/01/2045 DD 06/01/15

15

FNMA

POOL #0AZ1367
3.500% 05/01/2045 DD 05/01/15

7

FNMA

POOL #0AZ2604
3.500% 08/01/2045 DD 08/01/15

7

FNMA

POOL #0AZ2619
3.500% 08/01/2045 DD 08/01/15

11

FNMA

POOL #0AZ2637
3.500% 09/01/2045 DD 09/01/15

20

FNMA

POOL #0AZ2665
3.500% 10/01/2045 DD 10/01/15

24

FNMA

POOL #0AZ2709
3.500% 06/01/2045 DD 06/01/15

8

FNMA

POOL #0AZ5196
3.500% 08/01/2045 DD 08/01/15

5

FNMA GTD REMIC P/T 02-W2 AF6 STEP 05/25/2032 DD 03/01/02

3

FNMA GTD REMIC P/T 02-W11 AF6
VAR

RT

11/25/2032 DD 09/01/02

5

FNMA GTD REMIC P/T 04-W1 2A2 7.000% 12/25/2033 DD 01/01/04

207

FNMA GTD REMIC P/T 05-19 PA 5.500% 07/25/2034 DD 02/01/05

23

FNMA

POOL #0728766
VAR

RT

07/01/2033 DD 07/01/03

10

FNMA

POOL #0AZ8683
3.500% 01/01/2046 DD 01/01/16

10

FNMA

POOL #0BA3553
3.500% 11/01/2045 DD 11/01/15

10

FNMA

POOL #0BA2899
3.500% 11/01/2045 DD 11/01/15

38

FNMA

POOL #0BA2978
3.500% 11/01/2045 DD 11/01/15

8

FNMA

POOL #0BA3084
3.500% 12/01/2045 DD 12/01/15

8

FNMA

POOL #0BA5324
3.500% 11/01/2045 DD 11/01/15

14

FNMA

POOL #0BA4700
3.500% 11/01/2045 DD 11/01/15

9

AT&T SAVINGS

AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT

END OF YEAR) (Continued)
December 31, 2019
(Dollars in Thousands)
Identity of Issue Description of Investment

Current Value

FNMA

POOL #0BC3481
3.500% 02/01/2046 DD 02/01/16

8

FNMA

POOL #0BM4343
4.500% 05/01/2048 DD 07/01/18

2,614

FNMA

POOL #0BM5538
5.000% 11/01/2048 DD 02/01/19

1,518

FNMA

POOL #0CA2156
4.000% 08/01/2048 DD 07/01/18

682

FNMA

POOL #0FM1875
4.000% 01/01/2049 DD 11/01/19

996

FNMA

POOL #0890375
4.500% 08/01/2023 DD 10/01/11

11

FNMA

POOL #0AB2775
4.500% 04/01/2041 DD 03/01/11

281

FNMA

POOL #0MA0878
4.000% 10/01/2031 DD 09/01/11

364

FNMA

POOL #0MA3521
4.000% 11/01/2048 DD 10/01/18

1,766

FNMA

POOL #0MA3527
5.000% 10/01/2048 DD 10/01/18

277

GCO EDUCATION

LOAN 1A A6L 144A
VAR

RT

11/25/2026 DD 03/06/07

222

GNMA II POOL #0MA0414
VAR

RT

09/20/2042 DD 09/01/12

86

GNMA II POOL #0MA1601 4.000% 01/20/2044 DD 01/01/14

1,444

GNMA II POOL #0MA2679 4.000% 03/20/2045 DD 03/01/15

2,039

GNMA II POOL #0MA2149 4.000% 08/20/2044 DD 08/01/14

1,853

GNMA II POOL #0MA2304 4.000% 10/20/2044 DD 10/01/14

74

GNMA II POOL #0MA2755 4.000% 04/20/2045 DD 04/01/15

76

GNMA II POOL #0MA2893 4.000% 06/20/2045 DD 06/01/15

1,208

GNMA II POOL #0MA3106 4.000% 09/20/2045 DD 09/01/15

2,020

GNMA II POOL #0MA3311 4.000% 12/20/2045 DD 12/01/15

139

GNMA II POOL #0MA3377 4.000% 01/20/2046 DD 01/01/16

559

GNMA II POOL #0MA5193 4.500% 05/20/2048 DD 05/01/18

1,128

GNMA II POOL #0MA5467 4.500% 09/20/2048 DD 09/01/18

3,732

GNMA II POOL #0MA5468 5.000% 09/20/2048 DD 09/01/18

666

GNMA II POOL #0MA5597 5.000% 11/20/2048 DD 11/01/18

1,892

GNMA II POOL #0MA5711 4.500% 01/20/2049 DD 01/01/19

6,969

GNMA II POOL #0MA5712 5.000% 01/20/2049 DD 01/01/19

2,061

GNMA II POOL #0MA5819 5.000% 03/20/2049 DD 03/01/19

1,051

GS MORTGAGE SECURITIES

GC13 A5
VAR

RT

07/10/2046 DD 07/01/13

452

GNMA II POOL #0005280 4.000% 01/20/2042 DD 01/01/12

331

GNMA II POOL #0004802 5.000% 09/20/2040 DD 09/01/10

415

GENERAL DYNAMICS CORP 3.375% 05/15/2023 DD 05/11/18

78

GLAXOSMITHKLINE CAPITAL

PLC
2.850% 05/08/2022 DD 05/09/12

540

HSBC HOLDINGS PLC
VAR

RT

03/13/2023 DD 03/13/17

394

HSBC HOLDINGS PLC
VAR

RT

05/18/2024 DD 05/18/18

202

HOME DEPOT INC/THE 3.750% 02/15/2024 DD 09/10/13

454

HOME DEPOT INC/THE 3.900% 12/06/2028 DD 12/06/18

197

ING GROEP NV 3.150% 03/29/2022 DD 03/29/17

307

JPMORGAN CHASE & CO 3.250% 09/23/2022 DD 09/24/12

1,133

JPMBB COMMERCIAL MORTGA

C12 A5
3.664% 07/15/2045 DD 06/01/13

366

JPMORGAN CHASE & CO
VAR

RT

01/23/2029 DD 01/23/18

345

JPMORGAN CHASE & CO
VAR

RT

12/05/2024 DD 12/05/18

747

KING INTERNATIONAL

LEASING LLC
2.754% 10/15/2022 DD 11/17/10

211

AT&T SAVINGS

AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT

END OF YEAR) (Continued)
December 31, 2019
(Dollars in Thousands)
Identity of Issue Description of Investment

Current Value

ELI LILLY

AND CO
3.375% 03/15/2029 DD 02/22/19

323

MACQUARIE BANK LTD

144A
2.100% 10/17/2022 DD 10/17/19

752

MARS INC 144A 2.700% 04/01/2025 DD 03/29/19

154

MARS INC 144A 3.200% 04/01/2030 DD 03/29/19

159

MEDTRONIC INC 3.150% 03/15/2022 DD 03/15/15

96

METLIFE INC
VAR

RT

09/15/2023 DD 09/10/13

369

MICROSOFT CORP 3.125% 11/03/2025 DD 11/03/15

391

MIDAMERICAN ENERGY CO 3.650% 04/15/2029 DD 01/09/19

219

MITSUBISHI UFJ FINANCIAL GROUP 3.850% 03/01/2026 DD 03/01/16

430

MIZUHO FINANCIAL GROUP IN 144A 2.632% 04/12/2021 DD 04/12/16

429

MORGAN STANLEY 4.000% 07/23/2025 DD 07/23/15

22

MORGAN STANLEY 2.750% 05/19/2022 DD 05/19/17

917

MORGAN STANLEY
VAR

RT

04/24/2024 DD 04/24/18

627

MORGAN STANLEY
VAR

RT

10/24/2023 DD 10/24/16

301

MORGAN STANLEY 3.700% 10/23/2024 DD 10/23/14

717

MORGAN STANLEY

BANK OF C13 A2
2.936% 11/15/2046 DD 12/01/13

4

NASSAU 2018-II LTD

IIA A 144A
VAR

RT

10/15/2031 DD 11/20/18

449

NASSAU 2019-I LTD

IA ANA 144A
VAR

RT

04/15/2031 DD 05/07/19

399

NELNET STUDENT LOAN TRUST 1 A5
VAR

RT

08/23/2027 DD 02/21/06

120

NESTLE HOLDINGS INC 144A 3.350% 09/24/2023 DD 09/24/18

209

NUVEEN LLC 144A 4.000% 11/01/2028 DD 10/22/18

362

ORACLE CORP 2.500% 05/15/2022 DD 05/05/15

314

ORACLE CORP 2.950% 11/15/2024 DD 11/09/17

234

PFIZER INC 3.450% 03/15/2029 DD 03/11/19

539

PRESIDENT & FELLOWS OF HARVARD 2.300% 10/01/2023 DD 05/06/13

283

* PRUDENTIAL FINANCIAL INC 3.878% 03/27/2028 DD 03/27/18

439

PUBLIC SERVICE

ELECTRIC & GAS
3.700% 05/01/2028 DD 05/04/18

109

QUALCOMM INC 3.000% 05/20/2022 DD 05/20/15

77

SLC STUDENT LOAN TRUST 20 2 A5
VAR

RT

09/15/2026 DD 09/19/06

175

SLM STUDENT LOAN TRUST 20 3 A5
VAR

RT

10/25/2024 DD 04/13/05

41

SAN CLEMENTE LEASING LLC 3.030% 11/22/2022 DD 12/08/10

195

SANTANDER UK

PLC
2.875% 06/18/2024 DD 06/18/19

384

SCHLUMBERGER INVESTMENT S 144A 3.300% 09/14/2021 DD 09/14/11

613

CHARLES SCHWAB

CORP/THE
3.200% 03/02/2027 DD 03/02/17

230

SHELL INTERNATIONAL

FINANCE BV
3.875% 11/13/2028 DD 11/13/18

998

SOUND POINT CLO V-R

1RA A 144A
VAR

RT

07/18/2031 DD 07/18/18

600

SOUND POINT CLO XX 3A A1A 144A
VAR

RT

10/26/2031 DD 10/10/18

600

SOUTHERN CALIFORNIA EDISON CO 4.200% 03/01/2029 DD 03/15/19

138

STANDARD CHARTERED

PLC 144A
VAR

RT

01/20/2023 DD 10/04/18

492

STANLEY BLACK

& DECKER INC
4.250% 11/15/2028 DD 11/06/18

226

SUMITOMO MITSUI FINANCIAL GROU 3.102% 01/17/2023 DD 01/17/18

410

TD AMERITRADE HOLDING CORP 2.950% 04/01/2022 DD 03/09/15

378

TENNESSEE VALLEY

AUTH BD
3.875% 02/15/2021 DD 02/08/11

1,201

AT&T SAVINGS

AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT

END OF YEAR) (Continued)
December 31, 2019
(Dollars in Thousands)
Identity of Issue Description of Investment

Current Value

TOTAL

CAPITAL INTERNATIONAL

SA
2.829% 01/10/2030 DD 07/10/19

463

UBS-BARCLAYS

COMMERCIAL C6 A4
3.244% 04/10/2046 DD 04/01/13

381

VENDEE MORTGAGE TRUST

199 1 2Z
7.750% 05/15/2022 DD 06/01/92

54

U S TREASURY NOTE 2.875% 05/31/2025 DD 05/31/18

5,678

U S TREASURY NOTE 2.875% 10/31/2023 DD 10/31/18

3,292

U S TREASURY NOTE 2.875% 11/30/2023 DD 11/30/18

2,186

U S TREASURY NOTE 1.750% 09/30/2022 DD 09/30/15

6,245

U S TREASURY NOTE 2.250% 11/15/2025 DD 11/15/15

5,845

U S TREASURY NOTE 1.625% 05/15/2026 DD 05/15/16

168

US TREAS-CPI INFLAT 0.125% 07/15/2022 DD 07/15/12

1,832

U S TREASURY NOTE 1.375% 08/31/2026 DD 08/31/19

2,627

UNITEDHEALTH

GROUP INC
2.750% 02/15/2023 DD 10/22/12

933

UTAH ST BRD OF

RGTS STUDENT LO
VAR

RT

05/01/2035 DD 09/28/11

418

VISA INC 3.150% 12/14/2025 DD 12/14/15

1,269

WALMART

INC
3.700% 06/26/2028 DD 06/27/18

165

WELLS FARGO & CO 3.000% 10/23/2026 DD 10/25/16

861

WELLS FARGO COMMERCIAL

LC5 A3
2.918% 10/15/2045 DD 09/01/12

1,072

WELLS FARGO COMMERCIAL

LC5 ASB
2.528% 10/15/2045 DD 09/01/12

217

WELLS FARGO BANK

NA
3.550% 08/14/2023 DD 08/14/18

341

WISCONSIN ELECTRIC POWER CO 2.050% 12/15/2024 DD 12/10/19

120

319,518

* DREYFUS GOVERNMENT CASH MANAGEMENT
FUND
REGISTERED INVESTMENT
COMPANY:

12,269,762 UNITS

11,862

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts

(3,915)
TOTAL

INTEREST INCOME FUND

327,465

Global Equity Fund
* BLACKROCK US EQUITY MARKET FUND F
COMMON/COLLECTIVE TRUST
FUND: 6,522,007 UNITS

165,932

Mid and Small Cap Stock Fund
* BLACKROCK EXTENDED EQUITY MARKET FUND
F
COMMON/COLLECTIVE TRUST
FUND: 4,373,314 UNITS

332,164

International Stock Fund
* BLACKROCK EAFE EQUITY INDEX FUND F COMMON/COLLECTIVE
TRUST FUND: 4,584,055 UNITS

208,011

Interest Bearing Cash
* DREYFUS GOVERNMENT CASH MANAGEMENT
FUND
REGISTERED INVESTMENT
COMPANY:

3,514,791 UNITS

1,222

23

AT&T SAVINGS

AND SECURITY PLAN
EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT

END OF YEAR) (Continued)
December 31, 2019
(Dollars in Thousands)
Identity of Issue Description of Investment

Current Value

Loan Fund
* NOTES RECEIVABLE

FROM PARTICIPANTS
4.25% - 10.50%

91,829

TOTAL
$

2,553,225

* Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange

Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to

be signed by the undersigned thereunto duly authorized.

AT&T

Savings and Security Plan

By: AT&T

Services, Inc.,

Plan Administrator for the Foregoing Plan
By /s/ Debra L. Dial

Debra L. Dial

Senior Vice President and

Controller
Date: June 29, 2020

EXHIBIT INDEX

Exhibit identified below,

Exhibit 23 filed herein as exhibit hereto.

Exhibit
Number

Consent of Independent Registered Public Accounting

Firm